[Mediware Letterhead]

September 10, 2010

United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Mark P. Shuman and Stephani Bouvet

Re:	Mediware Information Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 9, 2010
Form 10-K/A for Fiscal Year Ended June 30, 2009 Filed November 3, 2010
Forms 10-Q for Fiscal Quarters Ended September 30, 2009, December 31, 2009, and March 31, 2010
File No. 001-1076

Ladies and Gentlemen:

Mediware Information Systems, Inc. (“Mediware” or the “Company”) is hereby responding to your letter dated September 1, 2010.  Thank you for your comments relating to the above-referenced filings.  We take note of the staff’s comments. As we discussed on the telephone, we will take the comments into account in future filings, as appropriate.

We believe the foregoing provides a complete response to the staff’s letter.  Please do not hesitate to contact me if you have any questions regarding this response.

Very truly yours,

/s/ T. Kelly Mann

T. Kelly Mann
Chief Executive Officer

Cc:	Robert C. Weber, Senior Vice President and Chief Legal Officer
Michael Martens, Chief Financial Officer
Robert Sanville, Compensation and Audit Committee Chairman
Roger Clark, Compensation and Audit Committee Member
Phillip Coelho, Compensation Committee Chairman
John Gorman, Audit Committee Member
Richard Greco, Former Compensation Committee Member